Via EDGAR*

February 7, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
File No. 001-14965

Dear Mr. Vaughn:

Per our conversation with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 14, 2013 we will revise our disclosures related to significant unobservable inputs to both level 3 cash instruments and level 3 derivative instruments.  The following is an example of what these disclosures would have been in our September 2012 Form 10-Q:

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Certain confidential portions of this letter were omitted by means of redacting a portion of the text.  The word “[Redacted]” has been inserted in place of the portions so omitted.  Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

Cash Instruments:

Level 3 Cash Instrument	Level 3 Assets as of September 2012 (in millions)	Significant Unobservable Inputs by Valuation Technique	Range of Significant Unobservable Inputs (Weighted Average 1) as of September 2012
Loans and securities backed by commercial real estate • Collateralized by a single commercial real estate property or a portfolio of properties • May include tranches of varying levels of subordination	$3,318	Discounted cash flows: • Yield • Recovery rate 2 • Duration (years) 3	[Redacted]
Loans and securities backed by residential real estate • Collateralized by portfolios of residential real estate • May include tranches of varying levels of subordination	$1,288	Discounted cash flows: • Yield • Cumulative loss rate • Duration (years) 3	[Redacted]
Bank loans and bridge loans	$10,833	Discounted cash flows: • Yield • Recovery rate 2 • Duration (years) 3	[Redacted]
Non-U.S. government and agency obligations Corporate debt securities State and municipal obligations Other debt obligations	$5,325	Discounted cash flows: • Yield • Recovery rate 2 • Duration (years) 3	[Redacted]
Equities and convertible debentures (including private equity investments and investments in real estate entities)	$15,126 4	Comparable multiples: • Multiples Discounted cash flows: • Yield/discount rate • Long-term growth rate/compound annual growth rate • Capitalization rate • Recovery rate 2 • Duration (years) 3	[Redacted]

1.	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.

2.	Recovery rate is a measure of expected future cash flows, expressed as a percentage of notional or face value of the instrument.

3.	Duration is an estimate of the timing of future cash flows and, in certain cases, may incorporate the impact of other unobservable inputs (e.g., prepayment speeds).

4.
The fair value of any one instrument may be determined using multiple valuation techniques.  For example, market comparables and discounted cash flows may be used together to determine fair value.  Therefore, the level 3 balance encompasses both of these techniques.

Derivatives:

Level 3 Derivative Product Type	Net Level 3 Assets/(Liabilities) as of September 2012 (in millions)	Significant Unobservable Inputs of Derivative Pricing Models	Range of Significant Unobservable Inputs (Average / Median) 1 as of September 2012
Interest rates	$(483)	Correlation 2 Volatility Basis	[Redacted]
Credit	$6,979	Correlation 2 Credit spreads Recovery rates Basis	[Redacted] 3
Currencies	$351	Correlation 2	[Redacted]
Commodities	$(651)	Volatility Spread per million British Thermal units (MMBTU) of natural gas Price per megawatt hour of power Price per barrel of oil	[Redacted]
Equities	$(577)	Correlation 2 Volatility	[Redacted]

1.
Averages represent the arithmetic average of the inputs and are not weighted by the relative fair value or notional of the respective financial instruments. An average greater than the median indicates that the majority of inputs are below the average.

2.	The range of unobservable inputs for correlation across derivative product types (i.e., cross-asset correlation) was (51)% to 66% [Redacted] as of September 2012.

3.	[Redacted].

Range of Significant Unobservable Inputs
The following provides further information about the ranges of unobservable inputs used to value the firm’s level 3 derivative instruments.

•
Correlation:  Ranges for correlation cover a variety of underliers both within one market (e.g., equity index and equity single stock names) and across markets (e.g., correlation of a commodity price and a foreign exchange rate), as well as across regions.   Generally, cross-asset correlation inputs are used to value more complex instruments and are lower than correlation inputs on assets within the same derivative product type.

•
Volatility:  Ranges for volatility cover numerous underliers across a variety of markets, maturities and strike prices.  For example, volatility of equity indices is generally lower than volatility of single stocks.

•	Interest rate basis: The range for interest rate basis covers variability of markets and maturities.

•
Credit spreads, recovery rates and credit basis: The ranges for credit spreads, recovery rates and credit basis cover a variety of underliers (index and single names), regions, sectors, maturities and credit qualities (high-yield and investment-grade).  The broad range of this population gives rise to the width of the ranges of unobservable inputs.

•	Commodity prices and spreads: The ranges for commodity prices and spreads cover variability in products, maturities and locations, as well as peak and off-peak prices.

The Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:	Harvey M. Schwartz, Chief Financial Officer (The Goldman Sachs Group, Inc.)